

New York Stock Exchange
11 Wall Street
New York, NY 10005

January 29, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Common Stock, par value $0.01 per share, of CTO Realty Growth, Inc. (name to be changed from CTO NEWCO REIT, Inc.) under the Exchange Act of 1934.

Sincerely,